Carter Ledyard & Milburn LLP

Counselors at Law

October 17, 2005

VIA EDGAR AND HAND DELIVERY

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Re:	Gilat Satellite Networks Ltd. Form 20-F for Fiscal Year Ended December 31, 2004 File No. 0-21218

Dear Mr. Spirgel:

        On behalf of our client, Gilat Satellite Networks Ltd. (the “Company”), we are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the “Commission”), in a letter to Ms. Tal Payne, Chief Financial Officer of the Company, dated August 19, 2005 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004. We have repeated the numbered comments below and have provided a response to each comment.

Form 20-F for Fiscal Year Ended December 31, 2004
Revenues, page 52

Comment:

1.     Please refer to prior comment 3. Please cite your basis in the accounting literature for your revenue recognition policy on the Compartel projects. Please tell us the nature of the government subsidy and tell us how you are accounting for the related costs.

Response:

As detailed in our previous response letter from July 20, 2005, revenues generated from the Compartel II projects are comprised of (a) revenues from the government subsidy; and (b) revenues from use of the network that the Company operates (also referred to as “traffic”). The government subsidy is paid to the Company by the Colombian government in order to compensate it for the low tariffs set by the government relating to rates at which the Company can charge for use of its network.

The payment terms for these projects are as follows: 60% of the subsidy is released to the Company upon the achievement of certain operational milestones, such as, site surveys, network planning and design of the network and installations of the sites. With respect to this 60% of the subsidy, all of the milestones were achieved and payments made at the implementation stages of the projects. The remaining 40% of the subsidy is released to the Company during the period in which service is provided. Such services include operation and maintenance of the network by the Company during the life of the project

Subsidy revenues for this project were recognized over the life of each operational site, based on SAB 104, which gives a reference to Concept Statement 5 paragraph 84(d), that states “if services are rendered or rights to use assets extend continuously over time (for example, interest or rent), reliable measures based on contractual prices established in advance are commonly available, revenues may be recognized as earned as time passes.”

Revenues generated from traffic, whether by consumers or by other network operators, is accounted for based on usage, in accordance with the SEC view on variable fee arrangements.

All costs related to the establishment and set-up of the network are capitalized and depreciated at the same rate as the subsidy revenues are recognized over the life of the project. Operational and maintenance costs are charged as expenses as incurred.

Note 10. Restructuring of Debts, page F-43

Comment:

2.     Please refer to prior comment 10. It is not clear from your response whether you analyzed the cash flows of the new debt instrument and the remaining cash flows of the old debt on a present value basis. The guidance in EITF 96-19 requires the 10 percent test based on a present value analysis and does not allude to “qualitative” aspects (i.e., non-detachable warrant) in evaluating debt modifications. Please revise or advise.

Response:

Summary:

The Company’s evaluation of the 2004 debt modification was premised on the fact that a convertible debt instrument is fundamentally different than a non-convertible one. That view was based on discussions with the Company’s auditors and a consideration of their published guidance relating to the modification or exchange of convertible debt which states: “that there is also a qualitative aspect to evaluating debt modifications. For example, we believe the elimination or addition of a conversion option to a debt instrument would be considered substantial and should be accounted for as an extinguishment”.

Based on this view, the Company reviewed the original accounting treatment for the extinguishment and the omission of any gain or loss in the Company’s income statement. The Company has concluded that extinguishment accounting should continue to be utilized, the fair value of the new loan with Bank Hapoalim should be recorded and the book value of the old loan should be removed from the Company’s financial statements. The “fair value” of the new loan was determined by calculating the present value of the outgoing cash flows related to the new loan (including the value of the new warrant /conversion feature as discussed below). In determining its original extinguishment accounting, the Company defined the book value of the old loan as the old loan’s remaining recorded principal balance but inadvertently excluded from its analysis the debt’s accrued interest that arose in connection with the accounting for the original loan as a troubled debt restructuring in accordance with SFAS No. 15-Accounting by Debtors and Creditors for Troubled Debt Restructurings (SFAS 15) in March 2003.

The inclusion of the debt’s accrued interest creates an “excess” (of approximately $16 million) of book value over fair value which, essentially by definition, is equal to the recorded book value of the accrued interest. Based on this updated analysis, the accrued interest should have been eliminated as of April 2004 and thus the original accounting will be restated. Given that Bank Hapoalim is a related party, the extinguishment gain from the transaction will need to be recorded as an equity contribution (rather than a gain recorded in the income statement). Future interest accruals arising under the new loan agreement will need to be expensed as incurred in future periods’ income statements. The fair value of the new loan is unchanged in the original versus restatement accounting.

In light of the correspondence to date on this point with the Staff, the Company has not submitted restated financial statements pages or revised the Form 20-F at this time pending any further inquiries on the Company’s proposed accounting treatment from the Staff. Upon the conclusion of the matters discussed in this letter, the Company proposes to submit drafts of all changed pages for the Staff’s consideration and review.

Analysis:

Immediately before the April 2004 modification of the terms of the old Bank Hapoalim loan, the carrying value of the old loan was as follows:

o	Principal - $71,400,000
o	Accrued interest arising from the March 2003 troubled debt restructuring accounted for in accordance with SFAS 15 - $16,100,000

The April 2004 modification of the loan’s terms included: (i) the addition of Bank Hapoalim’s right to require the Company to issue a non-detachable warrant to convert the outstanding loan balance into varying amounts of common shares of the Company depending upon the timing of the conversion (the “warrant/conversion option”); (ii) a reduction of the interest rate; and (iii) deferral of a portion of two of the original loan’s principal payments. The original loan and April 2004 modification of terms are both discussed in Note 10 – Restructuring of Debts in the Company’s Form 20-F for the year ended December 31, 2004. The new loan terms were incorporated into an “Amendment to the Loan Agreement with Bank Hapoalim dated April 1, 2004” (the “new loan agreement”) and that document was filed as Exhibit 4.3 to the Company’s Form 20-F. Appendix A of the new loan agreement delineates the terms of the non-detachable warrant/conversion option. A copy of the new loan agreement is attached for your convenience.

When determining the accounting for the new loan, the Company analyzed the indicators of “financial difficulties” in paragraphs 9 and 10 of EITF Issue No. 02-4 – Determining Whether a Debtor’s Modification or Exchange of Debt Instruments is within the Scope of FASB Statement No. 15 and determined:

o	The Company was not in default on any of its debt.
o	The Company had not declared nor was it in the process of declaring bankruptcy.
o	There was no significant doubt as to whether the Company could continue as a going concern.
o	The Company did not have securities that had been delisted, were in the process of being delisted or under threat of being delisted from an exchange.
o	Based on estimates and projections that only encompass the current business capabilities, the Company did not forecast that its entity-specific cash flows will be insufficient to service the debt (both interest and principal) in accordance with the contractual terms of the existing agreement through maturity.
o	The Company did not have any indication whether it would have been able to obtain funds from sources other than existing creditors since it made no such attempt.

Accordingly, the Company concluded it had not experienced “financial difficulties” and SFAS 15 was not applicable.

In performing its analysis, the Company concluded the following amounts were approximately equal: a) the recorded principal balance of the old loan; b) the “fair value” of the old loan; and c) and the “fair value” of the new loan. Thus, notwithstanding the chronological proximity of the March 2003 loan restructuring to the April 2004 loan amendment, the Company did not believe paragraph 12 of EITF 02-4 applied since according to paragraph 6 of EITF 02-4, such criterion are only relevant if one determines that a company is having financial difficulties as per paragraph 9.

Having determined the modification of the loan agreement was not a “troubled debt restructuring”, the Company correlated its fact pattern with the scope of EITF Issue No. 96-19 – Debtor’s Accounting for a Modification or Exchange of Debt Instruments. The Company understands EITF 96-19 is an interpretation of paragraph 16 of SFAS 140 – Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities which states:

16.	A debtor shall derecognize a liability if and only if it has been extinguished. A liability has been extinguished if either of the following conditions is met:

a.	The debtor pays the creditor and is relieved of its obligation for the liability. Paying the creditor includes delivery of cash, other financial assets, good or services or reacquisition by the debtor of its outstanding debt securities whether the securities are canceled or held as so-called treasury bonds.

b.	The debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor. (footnotes omitted)

The Company also understands EITF 96-19 addresses potential (but not all) fact patterns where there could be an in-substance defeasance of debt, with the resultant use of extinguishment accounting, even though the debt did not meet the exact criteria defined in par. 16 of SFAS 140.

In response to the Staff’s comment the Company notes that according to EITF 96-19 a debt instrument is “substantially different” if:

…the present value of the cash flows under the terms of the new debt instrument is at least 10% different from the present value of the remaining cash flows under the terms of the original instrument.

EITF 96-19 also notes:

- Recourse or nonrecourse features.

- Priority of the obligation.

- Collateralized (including changes in collateral) or noncollateralized features.

- Debt covenants and/or waivers.

- The guarantor (or elimination of a guarantor).

- Option features.

If the terms of a debt instrument are changed or modified in any of the ways described above and the cash flow effect on a present value basis is less than 10 percent, the debt instruments are not considered to be substantially different. (italics in original)

Following the Company’s comparison of the present value of the remaining cash flows on the respective old and new loans, it determined the new loan was not “substantially different” under this quantitative test. That conclusion was based on the present value of the cash flows of the original loan being approximately equal to the present value of the cash flows of the new loan (with the cash flows of the new loan including the fair value of the warrant/conversion option).

Although the modification was not “substantially different” under this quantitative test, the Company adopted a “qualitative evaluation” based on the interpretation cited above. According to this interpretation, the difference in the present value of the cash flows of the respective old and new loan as well as the value of the conversion option are irrelevant due to the qualitative consideration of the substantive inherent difference between a loan that is convertible and one that is not. Specifically, according to this qualitative analysis, the fact that a conversion option has been added means that the transaction is to be treated as extinguishment, even if, as in the case of our modified loan:

o	the value of the conversion option is not significant -- approximately $2 million -- which represents less than 3% of the loan; and
o	the fair value of the old loan and the fair value of the new instruments are essentially equal. In the Company’s case, it granted an option valued at approximately $2 million and received approximately $2 million in the reduction of the interest rate and deferral of principal payments.

In making its assessment to consider the addition of a convertible feature as indicia of a “substantially different” loan, the Company considered the above analysis. However, the Company acknowledges there are no “bright line” qualitative factors that could give rise to an extinguishment as discussed EITF 96-19. Specifically, it is aware of the following recent developments:

a.	A speech given by Mr. Robert J. Comerford, a Professional Accounting Fellow at the SEC, on December 6, 2004, regarding the applications of EITF Issue No. 96-19 to modified convertible bond transactions, where he stated “…we [the OCA Staff] believe that any EITF 96-19 analysis of a convertible bond modification that does not take into consideration changes in the fair value of the embedded conversion option would be incomplete.”; and

b.	At a very recent (September 15, 2005) EITF meeting, the Company understands the determination made in the analysis above (i.e. that the addition of a conversion feature to a debt instrument – regardless of its value – is to be treated as “substantially different” and thus subject to extinguishment accounting) is not definitive and indeed is not necessarily an acceptable accounting treatment.

Comment:

3.	Please refer to prior comment 11. Considering that you had restructured the Bank Hapoalim debt more than once as disclosed in this section, tell us your consideration of paragraph 12 of EITF 02-4.

Response:

See response to comment 2 above where the Company advised the Staff that it does not believe that paragraph 12 of EITF 02-4 applies since according to paragraph 6 of EITF 02-4, such criterion are only relevant if one determines that a company is having financial difficulties as per paragraph 9.

Note 12. Taxes on Income, page F-52
Please refer to prior comment 13.

Comment:

4.	Tell us and disclose the nature of “tax expenses related to previous years” and why you believe it should be accounted for as a component of current tax expense.

Response:

The following correct disclosure will be added to future filings:

	2002	2003	2004
	U.S. dollars in thousands
Provisions
Tax expenses related to restructuring of debts	-	1,100	-
Other current tax expenses	970	1,862	2,310 *
Tax expenses related to previous years	-	2,032	288 *

	970	4,994	2,598

*     $905K has been reclassified from tax expenses related to previous years to other current tax expenses.

In accordance with FASB 5, the Company reviews its tax contingencies each period and provide as tax expense exposures that management believes to be probable. If estimation of exposures or probabilities of the payment of tax expenses have changed due to negotiations conducted with the tax authorities and due to new tax assessments, the Company accounts for this change as a component of current tax expenses.

The Company has had negotiations with the tax authorities in recent years, for which changes in estimates related to prior years was required. Accordingly, tax expenses related to previous years was accounted for as a component of current tax expenses.

Comment:

5.	Tell us in more detail the nature of the “arrangement with the Israeli tax authorities in connection with the resulting restructuring of debts” on your tax provision.

Response:

The March 2003 restructuring of debt arrangement (the “Arrangement”) referred to in Note 10a generated a substantial taxable income, which would have triggered immediate payment of income taxes. As described in Note 14h to the 2003 financial statements, the Company obtained a ruling from the Israeli tax authorities regarding the Arrangement, for an immediate payment of $1.1 million and a deferral of the taxes on the capital gain that resulted from the Arrangement. The deferral is until the realization of the Company’s assets that existed as of December 31, 2000, if and when such assets are realized. For your convenience, attached is the relevant description of the arrangement entitled “Tax Consequences of the restructuring of debt arrangements to the Company” from the Company’s Form 20F for the year ended December 31, 2003, page 91.

The $1.1 million cash payment was included in the Company’s current tax expenses for 2003.

The Company utilized $4,560,000 of its deferred tax assets against capital gains that were generated from the Arrangement.

Comment:

6.	Tell us what is meant by “actual tax expenses are fairly limited” as stated in your response.

Response:

“Actual tax expenses are fairly limited” means that most of the Company’s consolidated entities are not generating taxable income.

Comment:

7.	Notwithstanding your response, provide the reconciliation under paragraph 47 of FAS 109.

Response:

The following disclosure referenced in paragraph 47 will be added to future filings:

	2002	2003	2004
	U.S. dollars in thousands
Income (loss) before taxes, as reported in the consolidated	(262,805)	151,962	(7,039)
statements of operation
Statutory tax rate	36%	36%	35%

Theoretical tax benefit (expenses) on the above amount at the	94,610	(54,706)	2,464
Israeli statutory tax rate

Debt restructuring arrangements		90,493

Write-off of investments and capital losses	(25,243)	(200)	(4,538)
Currency differences	1,369	(2,944)	176

Tax adjustment in respect of foreign subsidiary different tax	(5,816)	(692)	1,434
rate and "Approved Enterprise" status
Unrecognized inter-company charges and other permanent	(13,084)	(3,640)	(11,780)
differences
Changes in valuation allowance	(52,765)	(35,969)*	8,104
Income taxes in respect of prior years	(52,765)	(35,969)*	(288)

	$(929)	$(9,690)	$(4,429)

* Including effect of NOL expected to be lost due to change of control in the amount of $125,812.

        I have been authorized by our client to acknowledge that: (i) the Company is responsible for the accuracy of the disclosure in its filings; (ii) comments by the Staff, or changes to disclosure in response to comments by the Staff, do not foreclose the Commission from taking any actions with respect to the Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please do not hesitate to contact me at (212)238-8605 with any questions or comments you may have.

Very truly yours,

Steven J. Glusband

SJG:sr

Attachments

cc:       Ms. Tal Payne, Chief Financial Officer, Gilat Satellite Networks Ltd.

Attachment I

Set forth below is the disclosure under Item 10 “Additional Information — Tax Consequences of the restructuring of debt arrangements to the Company” of the Company’s Form 20-F for the year ended December 31, 2003, at page 91:

“Tax Consequences of the restructuring of debt arrangements to the Company

        The Company obtained a ruling from the Israeli Tax Authorities regarding the tax treatment of the March 2003 arrangement. According to the ruling (i) a payment of $1.1 million was due after the completion of the arrangement; (ii) the capital gains for tax purposes according to the ruling was decreased from the tax basis of the Company’s assets as of January 1, 2001; (iii) an amount equal to the difference between the part of our debt to Bank Hapoalim that was converted into ordinary shares under the arrangement and the value of our ordinary shares that were issued in consideration for that part of the debt was considered as taxable income in tax year 2003; (iv) the value of our ordinary shares for the purposes of the ruling is considered $0.5 per share; (v) the Company’s tax returns beginning with the 2001 tax year will be submitted according to the ruling; (vi) the ruling can not be used by the holders of the old notes as approval of their losses by the Israel Tax Authorities and the ruling shall not otherwise apply to the holders of the old notes; and (vii) we committed not to transfer our activities abroad or, for tax purposes, cease to be considered an Israeli resident.

We did not apply for a ruling regarding the tax treatment of the November 2003 conversion of debt to equity. We believe we have enough carry forward tax losses to offset the income from this event.”

Attachment II

Loan Agreement